Mail Stop 3561

September 23, 2009

<u>Via Fax & U.S. Mail</u>

Melinda A. Janik
Chief Financial Officer
Gatehouse Media, Inc.
350 WillowBrook Office Park
Fairport, NY 14450

      Re: Gatehouse Media, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 13, 2009
              File No. 001-33091

Dear Ms. Janik:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statements of Cash Flows, page 95

1.   Reference is made to the line item "Net borrowings (repayments) under
        revolving credit facility" under financing activities. According to the terms of
        the 2007 credit facility disclosed in Note 8 on page 121, the revolving credit
        facility matures in February 2014 and no principal payments are due until the
        maturity date. In this regard, it is unclear how your net presentation of cash
        flows associated with this credit facility complies with the guidance
        prescribed paragraph 13 of SFAS No. 95. Please advise or alternatively,
        revise your presentation in future filings to provide borrowings and
        repayments under your revolving credit facility on a gross basis.

Note 3. Acquisitions, page 106
(j) Restructuring, page 114

2.   Please revise your footnote in future filings to include all the disclosures
        required by paragraph 20(b) of SFAS No. 146.

Note (8) Long-term Debt and Short-term Note Payable

3.   Please revise future filings to include disclosure of the Company's aggregate
        maturities of long-term debt for each of the five years following the date of
        the latest balance sheet date presented as required by paragraph 10 of SFAS
        No. 47.

Item 15. Exhibits and Financial Statements Schedules, page 147
Schedule II – Valuation and Qualifying Accounts, page 147

4.   Reference is made the amount of $2,302 charged to other accounts during the
        year ended December 31, 2008 and related footnote (1). Please explain to us
        in greater detail the nature of the amount(s) that are related to fully reserving
        the accounts receivable balances recorded during the year and tell us where
        such amounts have been recorded within the financial statements. If the
        amount relates to receivable reserves related to acquisitions that occurred in
        2008, please clearly disclose this in footnote (1) in future filings.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2009
Note (6) Indebtedness

5.   We note from the disclosure included in Note 6 that the Company entered
        into a second amendment to the 2007 Credit Facility on February 3, 2009

which permits the Company to repurchase term loans outstanding under the 2007 credit facility at prices below par through one or more Modified Dutch Auctions through December 31, 2011 subject to certain conditions. We also note that the amendment also reduces the aggregate principal amounts available under the 2007 Credit Facility for revolving loans, for the letter of credit subfacility and for the swingline loan subfacility. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for this amendment to the credit facility in the Company's financial statements. As part of your response, please explain how you considered the guidance outlined in paragraph 4 of EITF No. 98-14. Your response and your revised disclosures should also explain how you accounted for any unamortized deferred costs associated with the credit facility at the time of the amendment as well as any fees or costs incurred in connection with the amendment. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our

Melinda A. Janik
Gatehouse Media, Inc.
September 23, 2009
Page 4

review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief